United States securities and exchange commission logo





                              September 24, 2021

       Robert J. Scaringe
       Chief Executive Officer
       Rivian Automotive, Inc.
       14600 Myford Road
       Irvine, CA 92606

                                                        Re: Rivian Automotive,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
25, 2021
                                                            CIK No. 0001874178

       Dear Dr. Scaringe:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications. Please contact the legal staff associated with the review of this
filing to discuss how to submit such copies.
   2. We note your disclosure that you expect to make initial deliveries of the R1T and R1S in fall 2021. We also note
that you had earlier delivery dates for the R1T and R1S that were delayed. Please include
disclosure regarding your product delivery delays and the reasons for such delays. Please
also disclose the impact the delays have had on your
 Robert J. Scaringe
FirstName  LastNameRobert   J. Scaringe
Rivian Automotive,  Inc.
Comapany 24,
September  NameRivian
               2021      Automotive, Inc.
September
Page 2     24, 2021 Page 2
FirstName LastName
         preorder cancellations. Please consider revising your risk factor disclosure on page 19.
Prospectus Summary, page 1

3. Please balance your disclosure in the summary by including the following information:

                You have not completed any sales to date;
                Preorders of your vehicles are cancellable and fully
refundable;
                Design and engineering of your vehicles is still being completed, and final production versions may differ significantly from the drivable design prototypes;
                Vehicles are not expected to be delivered until later this year, highlighting potential obstacles and delays; and
                Your history of operating losses and significant indebtedness.
4.       We note your statement that you will enter the commercial market with
"the world   s first
         long-range electric step-in vans developed for mass production." Please provide support for this statement.
5.       Please quantify your net losses in your summary and on page 15.
6.       Please quantify your level of indebtedness.
7. We note that you anticipate delivery of your vehicles in fall 2021. Please elaborate on the time frame of availability, locations, and scope of your charging network and service centers when you make deliveries this fall. Please also update your disclosure in your business section.
The Offering, page 11

8. We note that the number of your outstanding shares as of September 30, 2021, is calculated based on a number of assumptions. The calculation in the Prospectus Summary appears to exclude the Preferred Warrant Conversion, while the calculation in
         Dilution and Description of Securities specifically includes it. Please advise or revise to reconcile this apparent inconsistency.
Risk Factors, page 15

9.       We note your references to the semiconductor shortage on pages 19 and
74. Please revise
         to include a specific risk factor addressing the risks and effects of the shortage of semiconductors on the production and planned launch of your vehicles. As a manufacturer engaged in sales directly to consumers, page 46

10. We note your disclosure on page 124 that you intend to undertake efforts to open states currently closed to your business model. Please identify the states or quantify the number of states that are currently closed to or limit your ability to conduct sales or service.
11. We note your disclosure regarding potential limitations on your ability to sell or service
 Robert J. Scaringe
FirstName  LastNameRobert   J. Scaringe
Rivian Automotive,  Inc.
Comapany 24,
September  NameRivian
               2021      Automotive, Inc.
September
Page 3     24, 2021 Page 3
FirstName LastName
         vehicles in some states. To the extent material, please address that customers may be deterred by having to travel out of state to purchase your vehicles or to have vehicles serviced.
Our amended and restated certificate of incorporation will provide, page 56

12. We note that your exclusive forum provision identifies the federal district courts of the
         United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. We note that your exclusive form provision will not apply to claims arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 78

13. We note from disclosures provided elsewhere in the document you expect to make additional capital expenditures and incur substantial costs as you prepare to launch sales of your vehicle, and that your capital expenditures will continue to be significant in the foreseeable future as your expand your business. We also note this includes the build-out of your Normal Factory and costs in connection with expanding your charging networks as you continue to deploy your RAN DCFCs and Rivian Waypoints. In this regard, please revise your liquidity and capital resources section to discuss any material commitments for capital expenditures, the general purpose of any commitments and how these commitments will be funded and material trends in your capital resources, including expected changes in the mix and their relative costs. Refer to Item 303(a)(2) of
         Regulation S-K.
Business, page 86

14. We note your disclosure that Amazon has ordered, subject to modification, an initial volume of 100,000 vehicles globally. Please more fully describe the material terms of your agreement with Amazon. Please clarify the meaning of "subject to modification"
         and clearly disclose whether Amazon is obligated to purchase 100,000 vehicles. In that regard, we note your disclosure on page 17 that states there is no minimum purchase requirement under your agreement. Also, disclose how many EDVs you expect to deliver in 2021.
15. We note your disclosure on page 72 that you expect to start commercial production of
         R1T and R1S vehicles in the fall of 2021 and EDVs in winter 2021. This disclosure appears inconsistent with other disclosures that you have already begun production.
 Robert J. Scaringe
FirstName  LastNameRobert   J. Scaringe
Rivian Automotive,  Inc.
Comapany 24,
September  NameRivian
               2021      Automotive, Inc.
September
Page 4     24, 2021 Page 4
FirstName LastName
         Please clarify whether you have started production and your anticipated delivery time for your R1T, R1S, and EDV vehicles. Please revise and update your other disclosures as appropriate.
16. We note your disclosure that the Normal Factory has an estimated production capacity of approximately 150,000 units annually. Please clarify the Normal Factory's current capacity. Please also disclose whether the Normal Factory's current capacity is sufficient to meet your anticipated demand and consider risk factor disclosure. Please elaborate on your time frame for building additional factories and locations for such additional factories.
Our Market Opportunity, page 93

17. We note that your SAM is a market that you believe you can address within the next three years. Please clarify what types of vehicles are included in your SAM and how that relates to your current business plans. In that regard, we note that your upcoming vehicles include pickup trucks, SUVs, and EDVs.
18. We note that you include Europe and Canada in your SAM as you are currently planning to sell your vehicles in these regions in the next three years. Please disclose your current stage of development in these regions. Please also discuss the challenges and time frames associated with expanding your current geographies.
19. We note your references to strong customer demand based on your preorders. Please quantify the number of preorders for the US and Canada.
Lifetime Revenue Potential, page 96

20. We note your disclosed LTR potential for both consumer and commercial vehicles.
         Please tell us how these estimates relate to your disclosed initial order of 100,000 vehicles from Amazon.
Regulatory, page 121

21. We note your disclosure that you plan to offer your vehicles in the Canadian market.
         Please disclose the material Canadian regulations applicable to your business. Please also add any appropriate risk factors.
Intellectual Property, page 126

22. Please disclose the duration of your patents and trademarks. Certain Relationships and Related Party Transactions, page 150

23. We note that the Investors' Rights Agreement grants the holders "certain information and observer rights." Please revise to clarify whether these rights will terminate with the offering or, if not, to describe these rights more fully and any other rights that will remain in effect after this offering.
 Robert J. Scaringe
FirstName  LastNameRobert   J. Scaringe
Rivian Automotive,  Inc.
Comapany 24,
September  NameRivian
               2021      Automotive, Inc.
September
Page 5     24, 2021 Page 5
FirstName LastName
24.      Please disclose your arrangement with Amazon Web Services.
Notes to Consolidated Financial Statements, page F-7

25. We note from disclosures provided elsewhere in the filing that your ability to pay dividends is restricted by the terms of the ABL Facility. In this regard, please disclose in the notes to your financial statements the nature of the restrictions on the payment of dividends by the company or explain to us why you are not required to do so. Refer to
         Rule 4-08(e)(1) of Regulation S-X.
Property, Plant, and Equipment, net, page F-11

26. We note construction in progress represented approximately 83% and 26% of property, plant and equipment and total assets, respectively, at December 31, 2020. We also note the balance has significantly increased year over year. Given its significance to your balance sheet, please revise your notes to the financial statements to describe the nature of the amounts included in construction in progress as of December 31, 2020, and disclose when you anticipate the assets to be placed in service.
Part II
Item 16. Exhibits and Financial Statement Schedules, page II-4

27. We note that you expect a significant portion of your revenue will be from Amazon, and that you have entered into a commercial letter agreement with Amazon and a related framework agreement with its logistics subsidiary. Please file these agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.
28. We note your disclosure that you primarily rely on Amazon Web Services to host your cloud computing and storage needs. Please disclose the material terms of your agreement with Amazon Web Services and file your agreement as an exhibit to your registration statement.
29. We note your disclosure on page 154 regarding your agreements with Cox Automotive.
         Please file these agreements as exhibits to the registration statement. See Item 601(b)(10)
         of Regulation S-K.
30. We note your disclosure on page 154 regarding your agreements with Ford. Please file these agreements as exhibits to the registration statement. See
Item 601(b)(10) of
         Regulation S-K.
       You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.
 Robert J. Scaringe
Rivian Automotive, Inc.
September 24, 2021
Page 6
                                       Sincerely,
FirstName LastNameRobert J. Scaringe
                                       Division of Corporation Finance
Comapany NameRivian Automotive, Inc.
                                       Office of Manufacturing
September 24, 2021 Page 6
cc:       Alison A. Haggerty
FirstName LastName